                                                     FILED PURSUANT TO 424(b)(3)
                                                        REGISTRATION #333-108426

                   SUPPLEMENT NO. 1, DATED SEPTEMBER 22, 2005

                     TO THE PROSPECTUS DATED AUGUST 1, 2005
              OF BOSTON CAPITAL REAL ESTATE INVESTMENT TRUST, INC.


This Supplement No. 1, dated September 22, 2005, is part of and should be read in conjunction with, our Prospectus, dated August 1, 2005. Capitalized terms used in this Supplement No. 1 but not defined have the same meanings as in our Prospectus. The purpose of this Supplement No. 1 is to disclose that:

- we acquired an interest in a 229 unit multifamily apartment community in Plano, Texas;

- in order to fund a portion of the purchase price, we borrowed $5,556,347.50 from Wachovia Bank, National Association; and

- subsequent to August 16, 2005, we retained Goodwin Procter LLP to serve as our securities and tax counsel solely in connection with this offering. Until August 16, 2005, Nixon Peabody LLP served as our securities and tax counsel in connection with this offering.

THIS SUPPLEMENT NO. 1 PROVIDES INFORMATION NOT CONTAINED IN OUR PROSPECTUS AND SHOULD BE RETAINED AND READ IN CONJUNCTION WITH OUR PROSPECTUS.

REFERENCES IN THIS SUPPLEMENT NO. 1 TO "WE," "OUR" AND "US" REFER TO BOSTON CAPITAL REAL ESTATE INVESTMENT TRUST, INC., INCLUDING AS THE CONTEXT REQUIRES, OUR WHOLLY-OWNED SUBSIDIARIES, ALLTX GP, LLC AND ALLTX, LLC. REFERENCES TO "ALLIANCE" ARE TO ALLIANCE REALTY PARTNERS, LLC, INCLUDING AS THE CONTEXT REQUIRES, ITS SUBSIDIARIES AND AFFILIATES.

THE FOLLOWING DISCLOSURE UPDATES THE INFORMATION IN OUR PROSPECTUS IN THE SECTION ENTITLED "BUSINESS AND PROPERTIES," CURRENTLY BEGINNING ON PAGE 51 OF OUR PROSPECTUS:

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                             BUSINESS AND PROPERTIES

The following table provides information regarding the property that we have acquired since August 1, 2005, the date of our Prospectus. We purchased this property from an unaffiliated third party.

                                             MONTHLY                        PERMANENT        MORTGAGE    PROPERTY
NAME OF               LOCATION     NUMBER    RENTS AT      PURCHASE         MORTGAGE         INTEREST   MANAGEMENT
COMMUNITY           OF PROPERTY   OF UNITS  CLOSING(1)     PRICE(2)           LOAN             RATE       AGENT
--------------------------------------------------------------------------------------------------------------------
Preston at Willow  West (Plano),  229       $659 -      $ 17,731,347.50  $11,981,000            5.14%  Alliance
Bend Apartments    Texas                    821 1BR                      Deutsche Bank                 Residential,
(to be renamed                              $852 -                       Berkshire                     LLC
Broadstone                                  1110 2BR(3)                  Mortgage, INC.(4)
Preston at Willow
Bend Apartments)

                                      INTERIM
                                   WACHOVIA BANK,
                       ANNUAL         NATIONAL
NAME OF               PROPERTY       ASSOCIATION
COMMUNITY          MANAGEMENT FEE      LOAN(5)
-------------------------------------------------
Preston at Willow  3.5% of Gross   $ 5,556,347.50
Bend Apartments    Income
(to be renamed
Broadstone
Preston at Willow
Bend Apartments)

----------
(1) Exclusive of utilities and rent concessions of up to one and one half months that may be offered occasionally on select units, unless otherwise noted.
(2) Including closing costs, funds escrowed to pay for renovations, and operating reserves.
(3) Preston at Willow Bend Apartments is undergoing a $1,600,000 renovation and repositioning of the property. Upon completion the monthly rents are projected to be $754-943 on 1BR and $962-1,165 on 2BR.
(4) We obtained a mortgage bridge loan from Deutsche Bank Mortgage Berkshire Mortgage, Inc. The principal amount of the mortgage bridge loan as of September 21, 2005 was $12,000,000. The mortgage bridge loan has a sixty-day term and an interest rate of one month LIBOR plus 100 basis points. We expect to obtain a permanent mortgage loan of $11,981,000 with Freddie Mac as lender within sixty-days from the closing of September 15, 2005. The permanent mortgage loan will have a fixed interest rate of 5.14%; it has been rate locked. The permanent mortgage loan is for a nine-year term with nine years at interest only. The $19,000 difference between the mortgage bridge loan and the permanent mortgage loan is expected to be funded through funds in the property operating account.
(5) To fund a portion of the purchase price, we borrowed $5,556,347.50 from Wachovia Bank, National Association. The interest on the loan accrues in arrears at an interest rate of, at our election, LIBOR plus 300 basis points per annum or Wachovia Bank, National Association's announced prime rate plus 150 basis points per annum and is due and payable monthly to the extent that distributions are received from us by BC Broadstone Preston, LP, and, to the extent the interest is not paid, will be added to principal. The loan matures on January 1, 2006 and is pre-payable at any time without fee subject to LIBOR breakage costs.

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On September 15, 2005, we acquired an interest in an existing multifamily apartment community consisting of 229 units in Plano, Texas known as the Preston at Willow Bend Apartments, which we intend to rename Broadstone Preston at Willow Bend Apartments. We acquired our interest in the property through BC Broadstone Preston, LP, a joint venture between us and certain affiliates of Alliance. We own a controlling partnership interest in BC Broadstone Preston, LP through two wholly-owned subsidiaries, ALLTX GP, LLC and ALLTX, LLC. BC Broadstone Preston, LP purchased the property from ERP Operating Limited Partnership for a contract purchase price of approximately $15,200,000. We have also borrowed an additional $2,513,347.50 to fund renovations and operating reserves, and to pay customary closing costs of approximately $1,700,000 and $831,347, respectively.

To fund a portion of the purchase price, we contributed $5,556,347.50 to BC Broadstone Preston, LP by borrowing that amount from Wachovia Bank, National Association. The interest on the loan accrues in arrears at an interest rate of, at our election, LIBOR plus 300 basis points per annum or Wachovia Bank, National Association's announced prime rate plus 150 basis points per annum and is due and payable monthly to the extent that distributions are received from us by BC Broadstone Preston, LP, and, to the extent the interest is not paid, will be added to principal. The loan matures on January 1, 2006 and is pre-payable at any time without fee subject to LIBOR breakage costs. The loan is secured by our interests in BC Broadstone Preston, LP, and is guaranteed by ALLTX GP, LLC and BCP Funding, LLC, our affiliate and an affiliate of our Advisor. In connection with our procurement of the loan, BCP Funding, LLC agreed that it will continue to receive payment on our outstanding borrowings under our line of credit with BCP Funding, LLC with respect to our existing properties until all liens on such properties, other than the lien associated with our Seattle communities, are released. Once all liens on our existing properties (with the exception of the lien associated with the Seattle communities) are released, BCP Funding, LLC has agreed that we may utilize proceeds from this offering to pay the Wachovia loan before the payment of the borrowings associated with the Seattle communities. In order to retain all of the communities we have acquired, including Broadstone Preston at Willow Bend Apartments, we will have to raise $74,495,922 by January 1, 2006 and, at that time, repay the Wachovia loan with either borrowings under an anticipated line of credit or by refinancing permanent mortgage debt on our communities, or to the extent that we have raised $80,890,183 by January 1, 2006, with the net proceeds received from this offering.

The remainder of the purchase price was funded by a $12,000,000 bridge loan from Deutsche Bank Berkshire Mortgage, Inc. The mortgage bridge loan has a sixty-day term and an interest rate of one-month LIBOR plus 100 basis points. We expect that the mortgage bridge loan will be refinanced with a permanent mortgage of $11,981,000 with Freddie Mac as lender. We anticipate the permanent mortgage will close on or about November 15, 2005. The permanent mortgage will have a fixed interest rate of 5.14%,

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which rate has been locked, and is for a nine-year term with only interest payments made monthly for such time. The $19,000 difference between the mortgage bridge loan and the permanent mortgage loan is expected to be funded through funds in the property operating account.

An acquisition fee of approximately $173,000 will be paid to our Advisor once the liens on our properties, including the lien on the Broadstone Preston at Willow Bend Apartments, are released.

Alliance is the managing general partner of BC Broadstone Preston, LP. The managing general partner must obtain our consent before it can make material decisions with respect to actions by the joint venture and it can be replaced by us at any time. Alliance is entitled to participate in the cash distributions of BC Broadstone Preston, LP after we have received a priority share of the operating cash flow from the Plano community. Before Alliance receives any portion of the cash flow, we will first receive an annual asset management fee equal to $11,450 annually. After payment of this fee, we and Alliance will receive ratably a 10% preferred return on unreturned capital (which initially was $5,556,347.50 and $175,000, respectively). We will then share 80/20 with Alliance in all remaining cash flow from operations of the Plano community.

To the extent we receive distributions from BC Broadstone Preston, LP, such distributions will be used, first to pay interest due on a monthly basis on the Wachovia loan and then to pay our ordinary expenses, including operational-stage fees and reimbursement to our Advisor and affiliates. After these payments, the amounts received from the distributions described above would be available to satisfy obligations of the REIT with any excess available for distribution to our stockholders. There is no guarantee that there will be sufficient cash flow from the Plano community to make the distributions described above.

Proceeds from the sale of the Plano community will first be distributed to us in payment of the accrued, but unpaid, management fee referred to above. Remaining sale proceeds will be distributed to us and Alliance ratably until we have each received our accrued and unpaid 10% preferred return and a return of our capital contributions. Remaining sale proceeds will then be distributed:

- 80% to us and 20% to Alliance until we have received a 13% per annum rate of return on our capital contributions (taking into account prior distributions);

- then, 75% to us and 25% to Alliance until we have received a 16% per annum rate of return on our capital contributions (taking into account prior distributions); and

- then, 70% to us and 30% to Alliance until we have received a 20% per annum rate of return on our capital contribution (taking into account prior distributions); and

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-  then, any residual sale proceeds, 60% to us and 40% to Alliance.

The property manager is Alliance Residential, LLC, which is affiliated with Alliance G.P. IV, INC. and Broadstone Preston Alliance LLC. Alliance Residential, LLC will receive a property management fee equal to 3.5% of gross income (with 0.5% of such management fee subordinated to the first mortgage lender).

                        PRESTON AT WILLOW BEND APARTMENTS

Preston at Willow Bend Apartments is an existing multifamily apartment complex consisting of 229 units located in suburban Plano, Texas. The community consists of 23 three-story buildings on a landscaped setting and includes the following interior amenities: central air conditioning, dishwasher, frost-free refrigerator, electric stove/oven, garbage disposal, ceiling fans, crown molding, wall-to-wall carpeting, walk-in closets, patios/balconies, cable access, high speed internet access, storage closets and wood-burning fire places. The development also includes the following exterior amenities: 2 swimming pools, BBQ/picnic area, children's play area, fitness center, controlled gated access and perimeter fencing. There are 142 one-bedroom units and 87 two-bedroom units. The apartment units have an average size of 1,021 square feet. The community was constructed in 1984.

The purchase price for the community was $17,731,347.5, paid as follows: (i) $15,200,000 to the unaffiliated seller; (ii) $831,347.5 in customary closing costs; and (iii) $1,700,000 for renovation costs and operating reserves. The closing occurred on September 15, 2005, and the purchase price was funded by a combination of first mortgage debt and borrowings on a loan from Wachovia Bank, National Association. The independently appraised value of the community at the time of closing was $15,400,000 prior to the renovation and $17,550,000 after the renovation. With current first mortgage debt in the principal amount of $12,000,000, the community's loan-to-value ratio is 67.68%. We will only be liable to the community and its creditors up to the amount of our initial capital in the community.

The property manager is Alliance Residential LLC, which is affiliated with Alliance G.P. IV, INC. and Broadstone Preston Alliance LLC. Alliance Residential, LLC has managed the community since its acquisition and receives a property management fee equal to 3.5% of gross income (with 0.5% of such management fee subordinated to the first mortgage lender). Alliance Residential, LLC does not currently manage communities not owned by us that compete with our communities in the Plano market, but there is no assurance that Alliance Residential, LLC will not compete with us in the Plano market in the future.

A renovation and repositioning of the property will commence shortly after the closing of the permanent mortgage financing with Freddie Mac. The renovation plan includes site landscaping improvements, upgrades to the

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leasing center and the fitness center, kitchen and bathroom cabinet painting and refacing and resurfacing of the counter tops, upgrades to kitchen and bathroom hardware and lighting, new appliances in a number of units, carpet replacement in all units, new linoleum in the kitchens and the bathrooms in all units, resurfacing of the ceilings in all units, general exterior upgrades, and the addition of 20 garages and 10 storage units.

All of the leased space is residential with leases ranging from an initial term of six months to one year. The average historical occupancy rate for the last three years is as follows:

                              YEAR END DECEMBER 31,

    2000              2001             2002              2003              2004
-------------------------------------------------------------------------------------
Not Available     Not Available         94%               94%               95%

As of December 31, 2004, the occupancy rate was 97%.

The average effective annual rental per unit for each of the last three years is as follows:

    2000              2001            2002              2003              2004
-------------------------------------------------------------------------------------
Not Available     Not Available    $ 8,571/unit      $ 8,067/unit      $ 7,933/unit

As shown above, the effective annual rental rate has decreased slightly over the past few years. The decrease has occurred because the local multifamily apartment market weakened due to a weakening in the national economy and lower interest rates, which enabled more potential tenants to move into single family homes, resulting in a need to offer rent concessions in order to maintain the occupancy rate. The property was purchased with a plan to renovate and reposition it and it is management's belief that, as the national economy and the local multifamily apartment market strengthens, which appears to be occurring based on current occupancy rates, and the renovation and repositioning of the property is completed, the annual rental rate per unit will increase.

The community is located in the West Plano submarket of Plano, Texas, an area which has historically had a high median income ($121,581 currently) and relatively low residential vacancy rates (averaging 8.9% in the second quarter of 2005 versus 10.1% for the Dallas Metro Area).

- The Preston at Willow Bend Apartments are located on Preston Rd., at the intersection of Highland Drive and Preston Rd. The neighborhood is a mixture of mature multifamily developments, a wide range of commercial-retail properties and single-family home subdivisions. Proceeding north on Preston Rd. are mature multifamily properties in good condition, single-family homes, retail centers, and H. Ross Perot's Legacy Business Park. Immediately south of the site is Highland Drive. Across Highland Drive is Preston Park

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   Colonnade, a retail center with Barnes & Noble, Whole Foods Market, and typical neighborhood shops. Further south, about a half-mile, is the entrance to the Preston Park Village. Its 60 specialty shops include Ann Taylor, Talbots, St. Johns and The Gap. Across Preston Rd. to the east is Bristlecone Apartments, a 268-unit property. To the west of the site is Ventura Drive. A single-family subdivision of homes, with resale prices in the high $400,000 and low $500,000 is situated at Ventura and Highland Drives. To the north of the subdivision is Centennial Elementary School. Additionally, Preston Road intersects with the George Bush Turnpike about 2.5 miles south of the property and with State Highway 121 about 3.5 miles to the north.

- On Preston Rd., directly north and adjacent to Preston at Willow Bend Apartments, are the La Ventura Apartments. Constructed in 1999, this 298 unit property is similar to Preston at Willow Bend Apartments in terms of both unit mix and unit size. Directly east of Preston at Willow Bend Apartments is Bristelcone Apartments, consisting of 239 apartments that were constructed in 1991. Less than one mile south from Preston at Willow Bend Apartments, on Preston Rd., is Summers Crossing Apartments, a 282 unit community that was constructed in 1985. About one-half mile east of Preston at Willow Bend Apartments is Highlands at Preston Apartments, consisting of 213 units that were constructed in 1986. All of these properties have similar amenities to those found at Preston at Willow Bend Apartments and they all share a common attribute of multifamily developments in the area, mature landscaping and park-like settings.

To continue to compete well with these properties, management will implement an aggressive marketing campaign. We have also budgeted funds for a renovation plan, which will increase exterior curb appeal and provided upgrades to the interior of the apartment units. We anticipate that this strategy along with the strong demand for multifamily housing should keep Preston at Willow Bend Apartments competitive in the market.

THE FOLLOWING DISCLOSURE IS ADDED TO THE SECTION ENTITLED "RISK FACTORS," CURRENTLY BEGINNING ON PAGE 27 OF OUR PROSPECTUS:

BECAUSE WE ACQUIRED PROPERTIES PRIOR TO QUALIFICATION AS A REIT, WE MAY FACE CERTAIN TAX CONSEQUENCES. We have acquired properties prior to the first day of the first taxable year for which we expect to qualify as a REIT (which is anticipated to be January 1, 2005, or the "REIT Commencement Date"). If we recognize gain on the disposition of any of these assets during the 10-year period beginning on the REIT Commencement Date, then we will be subject to tax at the highest regular corporate rate on the lesser of (A) the fair market value of the asset as of the REIT Commencement Date over our basis in the asset as of the REIT Commencement Date (the "Built-In Gain"), or (B) the amount of gain we would otherwise recognize on the disposition. We would be subject to this tax liability even if we qualify and maintain our status as a REIT. In order to qualify as a REIT, we will be required to distribute an amount equal to at least 90% of the Built-In Gain

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(after payment of a corporate level tax), if any, recognized on the disposition of any of these assets during the 10-year period beginning on the REIT Commencement Date.

In addition, to qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We do not believe that we have any non-REIT earnings and profits and therefore we believe that we satisfy this requirement.

THE FOLLOWING DISCLOSURE REPLACES IN ITS ENTIRETY THE SECTION ENTITLED "CONFLICTS OF INTEREST - LEGAL REPRESENTATIONS," ON PAGE 143 OF OUR PROSPECTUS:

Until August 16, 2005, Nixon Peabody LLP, served as our securities and tax counsel solely for this offering, and currently serves as securities and tax counsel for certain of our affiliates, including other real estate programs, in connection with other matters. Subsequent to August 16, 2005, we retained Goodwin Procter LLP to serve as our securities and tax counsel solely in connection with this offering. Neither we nor the stockholders will have separate counsel. In the event any controversy arises following the termination of this offering in which the interests of our company appear to be in conflict with those of our Advisor or its affiliates, other counsel may be retained for one or both parties.

THE FOLLOWING DISCLOSURE REPLACES THE LAST TWO SENTENCES IN THE SECTION ENTITLED "PARTNERSHIPS AND DISREGARDED ENTITIES," ON PAGE 171 OF OUR PROSPECTUS:

We will not hold any properties through a Partnership Entity unless we have been advised by Goodwin Procter LLP, which, subsequent to August 16, 2005, serves as securities and tax counsel solely for this offering, that such entity will be treated as a partnership for federal income tax purposes and that the allocations of income and loss in such Partnership Entity's partnership agreement will be respected for federal income tax purposes. Similarly, we will not hold any property through a Disregarded Entity unless we have been advised by our counsel that such entity will be disregarded for federal income tax purposes.

                     TREASURY DEPARTMENT CIRCULAR 230 NOTICE

The advice set forth in our Prospectus and this Supplement No. 1 is not intended or written to be used, and it cannot be used, by any taxpayer for the purpose of avoiding United States federal tax penalties that may be imposed on the taxpayer. The advice was written to support the promotion or marketing of the matters addressed in the Prospectus and this Supplement No. 1. Each taxpayer should seek advice based upon the taxpayer's particular circumstances from an independent tax advisor. The foregoing notice is intended to satisfy the requirements under Section 10.35 of Treasury
Department Circular 230.

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